TRINITY CAPITAL CORPORATION

REVIEW

Annual Meeting May 19, 2011

NATIONAL MARKET

The outlook points to steady growth after a softer first quarter.


Real GDP
Percent change, annual rate
Actual
Forecast
6
4
2
0
-2
-4
-6
-8
09Q1
09Q2
09Q3
09Q4
10Q1
10Q2
10Q3
10Q4
11Q1
11Q2
11Q3
11Q4
2011 Q4/Q4
2012 Q4/Q4
Blue Chip Economic Indicators
March
April

Source: Federal Reserve Bank of Kansas City

Consumers are spending more as confidence levels gradually increase.


Retail Sales and Consumer Confidence
Percent change from a year ago
Index
Consumer Confidence (right axis)
Retail Sales (left axis)
15
10
5
0
-5
-10
-15
120
100
80
60
40
20
0
Feb-06
Feb-07
Feb-08
Feb-09
Feb-10
Feb-11

Source: Federal Reserve Bank of Kansas City

Labor market conditions have brightened.


Unemployment and Nonfarm Payroll Employment
Percent
Thousands of jobs, monthly change
12
10
8
6
4
2
0
500
250
0
-250
-500
-750
-1000
Unemployment rate (March 8.8%)
(left axis)
Private nonfarm payrolls (March 230k)
(right axis)
2007
2008
2009
2010
2011

Source: Federal Reserve Bank of Kansas City

Critical peak in past due and foreclosure rates - shadow inventory remains a concern.


Mortgage Foreclosure/Delinquency Rates
U.S. and New Mexico
Percent
Percent
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
US 90-days Past Due
US 90-days Past Due and In Foreclosure
NM 90-days Past Due
NM 90-days Past Due and In Foreclosure
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2010

Source: Federal Reserve Bank of Kansas City

Inflation pressures remain subdued.


Inflation
Percent change from year ago
Percent
Overall PCE Inflation
Core PCE Inflation
5
4
3
2
1
0
-1
Jan-01
Jan-03
Jan-05
Jan-07
Jan-09
Jan-11

PCE = PERSONAL CONSUMPTION EXPENDITURES

Source: Federal Reserve Bank of Kansas City

RISKS TO RECOVERY

- Rising Interest Rates (Mortgage Rates)
- Rising Energy/Commodity Prices
- International Instability
- Federal/State/Local Budget Overhang
- Household De-Leveraging Takes Longer than Expected
- Short Expansion

Source: Federal Reserve Bank of Kansas City

WHAT MAKES RECOVERY SUSTAINIBLE

- Strong Financial Position of Corporate Sector
- Resumption of Household Debt Growth
- Growing Replacement Needs - Households/Firms
- Virtuous Cycle - Capitalism, Invisible Hand

Source: Federal Reserve Bank of Kansas City

STATE MARKET

New Mexico is Among the Weakest Labor Markets in the 10th District


Total Nonfarm Employment
Seasonally Adjusted
Index: Feb-06=100
Index
112
110
108
106
104
102
100
98
96
94
Feb-06
Feb-07
Feb-08
Feb-09
Feb-10
Feb-11
Wyoming
Nebraska
Oklahoma
Colorado
Kansas
New Mexico
Missouri
12

Source: Federal Reserve Bank of Kansas City

Foreclosure rates in New Mexico are lower than many parts of the nation.


Foreclosure Rate – 2010 Q4
1.57%
1.63%
2.53%
2.43%
2.15%
3.46%
3.14%
Legend
1% to 2%
2% to 3%
3% to 4%
4% to 5%
Higher than 5%

Source: Federal Reserve Bank of Kansas City

There have been large regional variations in home price appreciation over the past 5 years.


Home Price Appreciation – 2010 Q4
Percent change from five years ago
7.58%
-2.49%
-1.08%
3.47%
-7.54%
9.87%
-0.05%
Legend
5% and higher
0% to 5%
-10% to 0%
-10% to -20%
Lower than -20%

Source: Federal Reserve Bank of Kansas City

LOCAL MARKETS

LOS ALAMOS MARKET

- Stable Budget & Employment at LANL
- Housing
- Lowest Unemployment in the State

SANTA FE MARKET

- Unemployment Rate
- Tourism
- State Government Trends
- Housing
- Commercial Real Estate

ALBUQUERQUE/RIO RANCHO MARKET

- Large Employers
- Unemployment Rate
- Housing
- Commercial Real Estate

ACCOMPLISHMENTS/RECOGNITION

- Best of Santa Fe 5 Years in a Row
- Bill Enloe Named 2010 Top CEO
- LANB - Leading NM Mortgage Lender
- Bill Enloe Becomes a Corporate Hero

COMPANY PERFORMANCE

NET INCOME


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
In thousands

	2006	2007	2008	2009	2010	*Q1 2011
TCC	10,311	13,329	7,999	3,176	1,683	8,344

*1st Quarter 2011 Results Annualized

EFFICIENCY RATIO


100%
90%
80%
70%
60%
50%

	2006	2007	2008	2009	2010	Q1 2011
TCC	60.2%	58.2%	64.7%	58.3%	68.7%	73.4%
BHCPR Peer	62.5%	65.9%	72.1%	78.3%	71.4%	unavailable
SNL Peer	53.5%	56.6%	61.0%	68.2%	84.9%	93.8%

Lower ratio = Better

BHCPR Peer = Bank Holding Company Performance Report - $1 to $3B

SNL Peer = $1 to $5B located in NM, CO, AZ, UT and NV

NON-PERFORMING ASSETS/TOTAL ASSETS


7%
6%
5%
4%
3%
2%
1%
0%

	2006	2007	2008	2009	2010	*Q1 2011
TCC	0.7%	1.0%	2.6%	4.9%	4.6%	5.5%
BHCPR Peer	0.5%	1.0%	2.3%	3.3%	3.3%	unavailable
SNL Cust	0.5%	0.9%	2.5%	5.4%	6.3%	6.6%

Lower = Better

BHCPR Peer = Bank Holding Company Performance Report - $1 to $3B

SNL Peer = $1 to $5B located in NM, CO, AZ, UT and NV

LOAN LOSS PROVISION/LOAN LOSS RESERVE


$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
In thousands

	2006	2007	2008	2009	2010	*Q1 2011
Provision	5,172	4,200	8,183	26,024	20,258	5,800
Reserve	12,167	13,533	15,230	24,504	28,722	28,384

*1st Quarter 2011 Provision Annualized

LEVERAGE CAPITAL RATIO


11%
10%
9%
8%
7%

	2006	2007	2008	2009	2010	Q1 2011
TCC	8.0%	8.2%	8.4%	9.6%	9.8%	10.5%
BHCPR Peer	9.0%	8.9%	8.6%	8.6%	9.0%	unavailable
SNL Peer	7.7%	7.9%	8.1%	8.2%	7.4%	7.6%

BHCPR Peer = Bank Holding Company Performance Report - $1 to $3B

SNL Peer = $1 to $5B located in NM, CO, AZ, UT and NV

TOTAL TIER 1 CAPITAL


In thousands
$170,000
$160,000
$150,000
$140,000
$130,000
$120,000
$110,000
$100,000
2006
2007
2008
2009
2010
Q1 2011
TCC
107,125
116,908
119,421
157,945
157,985
159,990

CHALLENGES

- FNMA
- Interest Rates
- Regulatory Changes
- Continued Economic Recovery
- Capital Formation

OPPORTUNITIES

- Competitive Mix
- Size
- Expertise
- Technology
- Reputation

QUESTIONS